UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ADVANTEST CORPORATION
 (Name of Issuer)

Common Stock, no par value
 (Title of Class of Securities)

00762U200**
 (CUSIP Number)

December 31, 2013
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

**There is no CUSIP number assigned to the Common Stock.  This CUSIP has been assigned to the American Depositary Shares of the Issuer, which are traded on the New York Stock Exchange, each of which represent one share of Common Stock.

CUSIP No. 00762U200	Page 2 of 5 Pages

1.	Names of Reporting Persons. Nomura Asset Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Tokyo, Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	11,955,000
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	11,961,500
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,961,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person: IA

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Advantest Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Shin-Marunouchi Center Building, 1-6-2, Marunouchi Chiyoda-ku, Tokyo 100-0005, Japan

Item 2(a).	Name of Person Filing:

                               This Statement is filed on behalf of Nomura Asset Management Co., Ltd. (“NAM” or the "Reporting Person"). This Statement relates to Shares (as defined herein) held for the accounts of certain Japanese Investment Trusts (“JITs”) and Separately Managed Accounts (“SMAs”).

NAM serves as investment manager to each of the JITs and SMAs.  In such capacity, NAM may be deemed to have dispositive power over the Shares held for the accounts of each of the JITs and SMAs, and voting power over the Shares held for the accounts of each JIT and all but one SMA; one SMA holding 6,500 Shares has retained voting power over such Shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo 103-8260 Japan.

Item 2(c)	Citizenship:

NAM is a Japanese corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

00762U200  (There is no CUSIP number assigned to the Common Stock.  This CUSIP has been assigned to the American Depositary Shares of the Issuer, which are traded on the New York Stock Exchange, each of which represent one Share.)

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2013, NAM may be deemed the beneficial owner of 11,961,500 Shares. This amount consists of: (1) 9,990,200 Shares held for the accounts of the JITs and (2) 1,971,300 Shares held for the accounts of the SMAs.

Page 4 of 5 Pages

Item 4(b)	Percent of Class:

As of December 31, 2013, the Reporting Person may be deemed the beneficial owner of approximately 6.9% of Shares outstanding.  (There were 174,198,406 Shares outstanding as of  December 31, 2013, according to Exhibit 99.1 to the Issuer’s report on Form 6-K, filed January 28, 2014.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	11,955,000

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	11,961,500

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof. The JITs and SMAs are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Nikkei 225 Exchange Traded Fund relates to more than 5% of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2014

NOMURA ASSET MANAGEMENT CO., LTD.
By:	/s/ Kazuaki Masuda
Name:	Kazuaki Masuda
Title:	Chief Compliance Officer